FOLEY & LARDNER LLP ATTORNEYS AT LAW
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	October 15, 2007	WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL
VIA EDGAR SYSTEM AND OVERNIGHT MAIL		CLIENT/MATTER NUMBER 083697-0101

U.S. Securities and Exchange Commission
Attention: Ellie Quarles
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Integrys Energy Group, Inc. Definitive 14A Filed April 5, 2007 File No. 1-11337

Ladies and Gentlemen:

        On behalf of our client, Integrys Energy Group, Inc. (the “Company”), a Wisconsin corporation, set forth below are the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 21, 2007, with respect to the above-referenced definitive Proxy Statement (the “Proxy Statement”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the Company’s responses (in regular type).

Categorical Independence Standards for Directors, page 9

        1.    For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that the board of directors considered under the applicable independence definitions in determining that the director is independent. See Item 407(a)(3) of Regulation S-K and related Instruction 3.

Response:

        As requested, for each independent director the table below describes, by specific type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) of Regulation S-K that the Company’s Board of Directors considered in determining that the director was independent. In all cases, the Board determined that none of these relationships was material. (Independent directors not identified in the table did not have any transactions, relationships or arrangements with the Company other than in their capacity as directors.)

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission
October 15, 2007

Name of Director	Specific Type of Relationship(s) Not Disclosed Under Item 404(a)
James L. Kemerling	Mr. Kemerling is affiliated with an entity which sells gasoline and diesel fuel to the Company for use in the Company's transportation fleets.
Mr. Kemerling is affiliated with entities which purchase utility services
(electricity and natural gas) from the Company.

Richard A. Bemis	Mr. Bemis is affiliated with an entity which purchases utility services
(electricity and natural gas) from the Company.

Kathryn M. Hasselblad - Pascale	Ms. Hasselblad - Pascale is affiliated with an entity which purchases utility services (electricity and natural gas) from the Company.

Pastora San Juan Cafferty	Ms. Cafferty is affiliated with an entity which has provided professional development services to the Company, and to which the Company has made a charitable donation.

Diana S. Ferguson	Ms. Ferguson was affiliated with an entity which purchases natural gas and natural gas transportation services from the Company (from both its regulated and non-regulated subsidiaries).

        In future filings, the Company will provide disclosures containing the information required by Item 407(a)(3) of Regulation S-K.

Related Persons Transaction Policy, page 34

        2.    Please state whether your policies and procedures for the review, approval or ratification of any related person transaction are in writing and, if not, how such procedures are evidenced. See Item 404(b)(2) of Regulation S-K. Please consider expanding the disclosure regarding your policies and procedures to discuss the standards to be applied under such policies and procedures. See Item 404(b)(1)(ii) of Regulation S-K.

Response:

        The Company’s policies and procedures for the review, approval and ratification of related person transactions (the “Related Person Transaction Procedures”) are in writing. In future filings, the Company will state that the Related Person Transaction Procedures are in writing, and will expand the disclosure regarding the Related Person Transaction Procedures to discuss the standards that the Company applies under the Related Person Transaction Procedures.

U.S. Securities and Exchange Commission
October 15, 2007

Executive Compensation, page 39

Compensation Discussion and Analysis, page 39

        3.    We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Weyers’ salary and grants of equity awards were significantly higher than amounts given to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Response:

        The compensation policies and decision making process related to determining the compensation level for each of the Company’s named executive officers (“NEOs”) is substantially the same. To determine base salaries and equity grants for the NEOs, the Compensation Committee (the “Committee”) of the Board of Directors relies primarily on competitive market data at the 50th percentile (as described in the Proxy Statement). Occasionally, the Committee may make minor adjustments to an NEO’s compensation based on individual performance. However, as noted in the Proxy Statement, the Committee normally adheres to objective criteria and a structured method of determining compensation, with very limited discretionary decision-making.

        So, to the extent that base salaries and equity grants vary by professional role in the market place, as demonstrated by the competitive market data supplied by the Company’s compensation consultant (see Item 5 below), the base salaries and equity grants of the NEOs will vary, sometimes significantly. For example, consistent with the level of responsibility and the executive compensation practices of the companies in the market comparisons discussed in the Proxy Statement, Chief Executive Officers typically earned significantly more in base salary and equity grants than other named executive officers.

        In future filings, the Company will supplement the existing disclosure to include a discussion of the reasons for the differences in the amounts of compensation awarded to the named executive officers, similar to the discussion above. The Company believes that such supplemented discussion complies with the intent of Section II.B.1. of Securities Act Release 8732A to ensure that the Compensation Discussion and Analysis is “sufficiently precise to identify material differences in compensation policies and decisions for individual named executive officers where appropriate,” as it explains why the Company relies on competitive market data at the 50th percentile in setting compensation levels and how this approach to setting compensation levels for the NEOs will result in compensation levels that vary between the NEOs, sometimes significantly.

U.S. Securities and Exchange Commission
October 15, 2007

        4.    Throughout this section, you indicate that you consider a named executive officer’s individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

        As noted in Item 3 above, the Committee may make minor adjustments to an NEO’s compensation based on the NEO’s individual performance. Specifically, the Committee may review an NEO’s individual performance in setting the NEO’s base salary and in determining what long-term incentive awards to grant to the NEO. Short term incentive payouts are based on company performance results, and not on individual performance. For those compensation components where individual performance is a consideration, individual performance is considered in a general way and may only result in minor adjustments to compensation levels.

        As part of assessing the NEO’s individual performance each year, the Committee considers information provided by Mr. Weyers regarding the NEOs (other than himself) at the Committee’s annual meeting to discuss executive compensation. At this meeting, Mr. Weyers reviews the individual performance for each NEO.

        In reviewing an NEO’s individual performance with the Committee in executive session, Mr. Weyers summarizes information contained in the annual performance review that was provided to each NEO. The annual performance review for each NEO, which in most cases is prepared by Mr. Weyers, reflects an assessment of how well the NEO fulfilled the NEO’s executive responsibilities and demonstrated core competencies. Core competencies may include, but are not necessarily limited to, building strategic partnerships, leadership, communication, change management, managing diversity, planning, organizing, strategic business acumen, analytical agility, risk management, creativity and innovation, decision-making, and strategic planning and vision. In addition to summarizing the individual performance of an NEO reflected in the NEO’s annual performance review, Mr. Weyers also reviews with the Committee, as appropriate, the NEO’s contributions to (1) the Company’s financial and operational results; (2) the Company’s achievement of its customer service goals; and (3) advancing the Company’s core values, developing leaders and succession planning.

        The Committee also reviews and discusses Mr. Weyer’s annual performance during the executive session. During this discussion, Mr. Weyers is not present. The Committee’s determination as to Mr. Weyer’s individual performance is subject to approval by the full Board of Directors. Mr. Weyers is also excused from discussion that the Board of Directors has regarding his performance, although the Board does review its conclusions with Mr. Weyers.

        In future filings, the Company will include a discussion of how an NEO’s individual performance is factored into determining the NEO’s compensation, similar to the discussion above. This discussion will illustrate generally the elements of individual performance or contribution that are considered, but will not contain a more detailed description of these elements because individual performance is only considered in a general way and may only result in minor adjustments to compensation levels.

U.S. Securities and Exchange Commission
October 15, 2007

Role of the Compensation Committee, page 39

        5.    Provide a materially complete description of the nature and scope of the compensation consultant’s assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties. Also disclose whether the compensation consultant determines or recommends the amount or form of executive and director compensation. See Item 407(e)(3)(iii) of Regulation S-K.

Response:

        The Company’s compensation consultant for the past several years (Towers Perrin) was hired and engaged directly by the Committee. As the Company’s compensation consultant, Towers Perrin has provided a range of services to the Committee, including the provision of competitive market data on executive compensation levels and practices of similarly-sized companies in the utility/energy services industry (based on revenue size and adjusted for gas trading revenues) and in the broader United States industrial executive talent market (based on revenue size). Specifically for fiscal 2006, Towers Perrin assisted the Committee and Company in the following areas:

•	A review of annual and long-term incentive programs by working with the Committee and management to determine the appropriate plan design, performance measures, and features of these plans.

•	A competitive compensation analysis of the Company’s executive positions relative to size-adjusted data from the utility/energy services industry and the broader United States industrial executive talent market. For purposes of conducting this analysis, the consultant used proprietary compensation surveys that it conducts covering nearly every publicly traded utility company in the United States and over 900 companies in the broader general industry.

•	Providing information on general trends in executive compensation in the utility industry.

        In performing its duties, the compensation consultant was instructed to perform independent research based on competitive market data of similarly-sized companies in the utility/energy services industry (based on revenue size and adjusted for gas trading revenues) and in the broader United States industrial executive talent market (based on revenue size), using both the proprietary compensation surveys discussed above and the consultant’s knowledge of industry practices. The Committee requested that competitive data on executive compensation levels and practices of similarly-sized companies be provided in accordance with the Company’s compensation strategy of targeting market median (50th percentile). The compensation consultant received substantially similar instructions with regard to its independent research on outside director compensation.

U.S. Securities and Exchange Commission
October 15, 2007

        As noted in the Proxy Statement, the compensation consultant provides the Committee with advice, consultation and market information. Although the compensation consultant provides median market information for consideration by the Committee, the compensation consultant does not make specific recommendations on individual compensation amounts for the NEOs or the outside directors, nor does the consultant determine the amount or form of executive and director compensation. All decisions on executive compensation levels and programs are made by the Committee.

        Decisions regarding outside director compensation are made by the Governance Committee, without any input from the Committee. The compensation consultant provides the Governance Committee with a competitive compensation analysis of outside director compensation programs relative to a group of similarly sized companies from the utility/energy services industry and the broader United States industrial executive talent market for use in their decision-making.

        In future filings, the Company will include a discussion of the nature and scope of the compensation consultant’s assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties, similar to the discussion above. This discussion will indicate that the compensation consultant provides the Committee with advice, consultation and market information, but does not make specific recommendations on individual compensation levels for the NEOs or the outside directors, and does not determine the amount or form of executive and director compensation.

        6.    You have indicated that the compensation committee may solicit compensation recommendations from the chief executive officer. Please expand this disclosure to discuss fully the role of the chief executive officer in determining or recommending the amount or form of executive or director compensation. See Item 407(e)(3)(ii) of Regulation S-K. Please consider discussing whether the chief executive officer works with the compensation committee in establishing measures, targets and similar items that affect his compensation and whether he retains the ability to call compensation committee meetings or meet with the compensation consultant on an individual basis.

Response:

        As noted in the Proxy Statement and Item 4 above, the Company’s Chief Executive Officer serves in an advisory role to the Committee with respect to executive compensation for NEOs other than himself (the Chief Executive Officer does not participate in determining or recommending compensation for himself or for the outside directors). His recommendations are given significant weight by the Committee, but the Committee remains responsible for all decisions on compensation levels for the NEOs and on the Company’s executive compensation policies and executive compensation programs. The Chief Executive Officer is not present during the Committee’s discussions regarding his own compensation, including discussions related to his base salary, short-term incentive compensation and long-term incentive compensation, but he does participate in discussions on short-term incentive measures and performance levels for the Company as a whole and for the NEOs (including himself).

        In the Chief Executive Officer’s advisory role to the Committee, he does not have the authority to call a meeting of the Committee. While the Chief Executive Officer does have the ability to meet with the Company’s compensation consultant on an individual basis, he would only do this in situations where he felt there was a valid business reason, and the Committee would be made aware of the meeting. Only the Committee has the authority to continue or discontinue the Company’s relationship with the compensation consultant. In this regard, the Committee maintains frequent contact with the compensation consultant and regularly reviews the performance of the consultant.

U.S. Securities and Exchange Commission
October 15, 2007

        In future filings, the Company will include a discussion of the role of the Chief Executive Officer in determining or recommending the amount or form of executive or director compensation, similar to the discussion above. This discussion will include a description of the Chief Executive Officer’s involvement in establishing measures, targets and similar items that affect his compensation and the authority that he has in his advisory role to the Committee on executive compensation matters.

Total Compensation, page 40

        7.    Please provide analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. Please analyze how the level of employment affects your decisions to grant incentives at varying levels. For example, you state that the chief executive officer is eligible to receive a higher percentage of base salary as an annual and long-term incentive. Finally, please discuss why you have placed a “greater weighting on long-term incentives.”

Response:

        As noted in Item 3 above, the Committee adheres to objective criteria and a structured method of determining compensation, with very limited discretionary decision-making. Specifically, the Committee relies primarily on competitive market data on executive compensation levels and practices of similarly-sized companies in the utility/energy services industry and in the broader United States industrial executive talent market (see Item 5 above). This competitive market data is used to determine the compensation levels for the NEOs and the elements of their compensation (see Item 3 above).

        To the extent that base salaries and equity grants vary by professional role in the market place, as demonstrated by the competitive market data, the base salaries and equity grants of the NEOs will vary, sometimes significantly. For example, consistent with the level of responsibility and the executive compensation practices of the companies in the market comparisons discussed in the Proxy Statement, Chief Executive Officers typically earned significantly more in base salary and equity grants than other named executive officers. This resulted in the Company’s Chief Executive Officer being eligible to receive a higher percentage of base salary as an annual and long-term incentive.

        The Committee elected to place a greater weighting on long-term incentives because the Committee believes that this most effectively provides incentive for the NEOs to work to generate long-term shareholder value, by encouraging a longer-term focus on operations. The Committee also believes that this weighting better aligns the interests of the NEOs with the long-term interests of the Company, by promoting ownership in the Company and encouraging retention.

        In future filings, the Company will include a discussion of how the Committee determines the compensation levels for the NEOs and the elements of pay that make up their compensation, similar to the discussion above. This discussion will include a discussion of why the Committee has placed a greater weighting on long-term incentives than on other elements of executive compensation.

U.S. Securities and Exchange Commission
October 15, 2007

Key Components of the Executive Compensation Program, page 40

        8.    To the extent that you engage in benchmarking your performance against the utility/energy services and general industry peer groups, the energy marketing and trading data, general industry information and long-term incentive peer group, please identify the companies that comprise these peer or survey groups. See Item 402(b)(2)(xiv) of Regulation S-K. Please clarify why you use different peer groups and survey data for Integrys Energy Group, such as the different peer group for the determination of long-term incentives.

Response:

        As noted in Item 5 above, the Committee looks at competitive market data on similarly-sized companies in the utility/energy services industry, based on revenue size and adjusted for gas trading revenues (the “utility industry survey group”) and in the broader United States industrial executive talent market, based on revenue size (the “general industry survey group”). The Committee also reviewed competitive market data relating to 66 companies in determining target payouts related to the Company’s non-regulated subsidiary (the “energy marketing and trading data survey group”). In determining the number of performance shares to award, the Committee makes a relative comparison of the Company’s total shareholder return (“TSR”) against a peer group of over 60 energy/utility companies (the “performance share peer group”).

        With respect to the utility industry survey group, the general industry survey group and the energy marketing and trading data survey group, the individual company data about the companies comprising the survey groups does not materially impact how the Committee determines the compensation levels for the NEOs. Instead, it is the data taken as a whole that informs the Committee in determining the compensation levels for the NEOs and the elements of the compensation. This is also true for the performance share peer group. While the TSR of each of the companies in the performance share peer group is taken into consideration, it is the TSR of the performance share peer group as a whole that is the measuring stick against which the Company’s TSR is measured.

        Given this fact, the Company respectfully believes that disclosure of the companies comprising the utility industry survey group, the general industry survey group, the energy marketing and trading data survey group and the performance share peer group is not material information that is necessary to an investor’s understanding of the Company’s executive compensation policies and decisions regarding the NEOs. Further, given the large size of these survey groups (97 companies in the utility industry survey group, over 900 companies in the general industry survey group, 66 companies in the energy marketing and trading data survey group and over 60 companies in the performance share peer group), the Company believes that a listing of all of these companies would result in too much detail that would confuse investors rather than provide them with material information about the Company’s compensation objectives and policies for the NEOs.

U.S. Securities and Exchange Commission
October 15, 2007

        The Committee uses the survey and peer groups and data that it deems necessary or appropriate to ensure that the Company’s executive compensation program will achieve its desired goals. For example, base salary is based on competitive market data from the utility industry survey group because the Committee believes this is the survey group that best indicates appropriate base salaries for the NEOs, while the determination of the number of performance shares to be granted is based on a comparison of the Company’s TSR against the TSR of the performance share peer group because the Committee believes this particular peer group most accurately provides a comprehensive representation of the utility industry’s long-term incentive compensation practices.

        In future filings, the Company will more clearly explain why it uses different peer and survey groups and survey data for different elements of compensation.

        9.    Please provide quantitative or qualitative disclosure of the operational and financial performance goals for the executive incentive plan for 2006 and the total shareholder return goals for the performance shares for the 2006-2008 long-term incentive plan cycle. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

        As requested, the Company is providing supplementally the quantitative operational and financial performance goals for the Executive Incentive Plan for 2006. Reflected in the table that follows are the 2006 short-term incentive measures for Larry L. Weyers, Joseph P. O’Leary and Phillip M. Mikulsky. Short-term incentive compensation for these NEOs was based in part on operational measures (25%), each with the weighting indicated in the chart below, with the remainder (75%) based on the Company’s consolidated net income results. Please refer to the Proxy Statement for additional information regarding the measures.

U.S. Securities and Exchange Commission
October 15, 2007

		PERFORMANCE LEVELS
GOAL	WEIGHTING (%)	THRESHOLD	TARGET	SUPERIOR
System Reliability (Minutes):	5

Electric Outage	2.5	135	112	100

Gas Response Time	2.5	29	26	24

Market Effectiveness of Energy Supply Operations	0	77.11%	78.91%	80.72%

Safety:	5

Incident Rate	2.5	1.27	1.18	1.09

Workers Compensation Costs	2.5	$1,080,300	$940,600	$800,900

Customer Value (Survey Results):	5

Residential	2	Range 3	Range 2	Range 1

Commercial & Industrial	2	Range 3	Range 2	Range 1

Agricultural	1	Range 3	Range 2	Range 1

Rate Levels:	5

Total Electric Retail	3	Quartile 3	Quartile 2	Quartile 1

Gas-Average Distribution Cost	2	Quartile 3	Quartile 2	Quartile 1

Employee Diversity:	5

External New Hires - Minority & Female	2.5	30%	38%	43%

Positions above Pay Grade 9	2.5	18%	25%	30%

Net Income

Integrys Energy Group, Inc.	75	$165,400,000	$175,000,000	$187,300,000

TOTAL	100

        The short-term incentive measures for Mark A. Radtke and Daniel J. Verbanac are shown in the table below. 2006 short-term incentive compensation for Mr. Radtke and Mr. Verbanac was based solely on financial performance goals with a weighting of 25% on the Company’s consolidated net income results and 75% on Integrys Energy Services, Inc.‘s net income results.

		PERFORMANCE LEVELS
GOAL	WEIGHTING (%)	THRESHOLD	TARGET	SUPERIOR
Net Income

Integrys Energy Group, Inc.	25	$165,400,000	$175,000,000	$187,300,000

Integrys Energy Services, Inc.	75	$42,400,000	$53,000,000	$70,500,000

TOTAL	100

        For each of the short-term incentive measures, specific performance levels are set at the beginning of the plan year. Threshold levels represent minimally acceptable performance; target levels represent performance that should typically be achievable in any given year; and superior levels represent stellar performance consisting of stretch results.

U.S. Securities and Exchange Commission
October 15, 2007

        The TSR goals for the performance shares for the 2006-2008 long-term incentive plan cycle were provided on the bottom of page 43 of the Proxy Statement. We note that distinct threshold, target and superior goal levels are not set to determine the payout of performance shares. Rather, these levels are based on the relative TSR result in comparison to that of the performance share peer group. If the Company’s TSR is at the 50th percentile (median) of the performance share peer group, 100% of the target payout is granted. The threshold level is established at 25% of the target payout, and is achieved if the TSR is at the 35th percentile of the performance share peer group. A superior level is set at the 90th percentile of the performance share peer group and results in payout at 200% of target payout. Target payout percentages are pro-rated to the extent that the Company’s TSR falls between the 35th, 50th and 90th percentiles. For example, if the Company’s TSR is at the 70th percentile of the performance share peer group, this results in a payout at 150% of target payout.

        In future filings, the Company will either provide quantitative disclosure of the operational and financial performance goals for the Executive Incentive Plan, or, if the Company determines that such disclosure is not required because it would result in competitive harm, the Company will disclose how difficult it will be for the named executive officers or how likely it will be for the Company to achieve the operational and financial performance goals. The Company understands that in determining whether disclosure would cause competitive harm the standard to use is the same standard that would apply if the Company were seeking confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended, and Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

        In National Parks & Conservation Assoc. v. Morton, 498 F.2d 765 (D.C. Cir. 1974), the court held that financial or commercial information should be afforded confidential treatment if disclosure of the information is likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” 498 F.2d at 770. In National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976), the court held that the person who desires to keep information confidential must show that they actually face competition and that substantial competitive injury would likely result from disclosure, but that “[n]o actual adverse effect on competition need be shown.” 547 F.2d at 683. So, the Company will not disclose operational and financial performance goals when it concludes that such disclosure would “enable competitors to gain otherwise confidential information about [its] financial situation” (Burke Energy Corp. v. Dept. of Energy for U.S., 583 F. Supp. 507, 512 (D. Kan. 1984)), or would otherwise result in competitive harm, pursuant to the applicable standards.

Short-Term Incentive Compensation, page 41

        10.    Please discuss whether the compensation committee exercised discretion to increase or decrease the size of any award or payout under the executive incentive plan. See Item 402(b)(2)(vi) of Regulation S-K.

Response:

        As noted in Item 3 above, the Committee adheres to objective criteria and a structured method of determining compensation, with very limited discretionary decision-making. With respect to the compensation of the NEOs in fiscal 2006, the Committee did not exercise discretion to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout.

U.S. Securities and Exchange Commission
October 15, 2007

        In future filings, the Company will provide the disclosure called for in Item 402(b)(2)(vi) of Regulation S-K, if applicable and if such disclosure is material information that is necessary to an investor’s understanding of the Company’s executive compensation policies and decisions regarding the NEOs.

        11.    Please include additional information about the weighting of each of the individual performance goals set forth on pages 41 to 42.

Response:

        The performance goals shown on pages 41 to 42 are corporate goals, rather than individual goals. No individual goals are included in the Executive Incentive Plan. The weightings of each of the corporate goals are provided in Item 9.

        In future filings, the Company will identify the weighting of each of the performance goals.

Change in Control Agreements, page 47

        12.    Please describe and explain how the appropriate payment and benefit levels are determined under the circumstances that trigger payments or provide benefits upon a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation as change-in-control payments.

Response:

        The change in control agreements with the NEOs have been in place for a long period of time. The Company entered into the change in control agreements, which pay certain multiples of the components of compensation, because it believed (and continues to believe) that these agreements are important to ensuring that the NEOs actively seek to maximize shareholder value, even if it means pursuing transactions that might result in their termination.

        When entering into the change in control agreements, the Company was also mindful that the terms of the change in control agreements should be reasonable and not detrimental to the interests of the Company and its shareholders. This resulted in certain terms of the change in control agreements being less favorable to the NEOs than those provided by many other comparable companies. For example, (1) the benefits provided to the NEOs under the change in control agreements phase out over a period of three years of continued employment following the change in control; (2) the benefits provided to the NEOs under the change in control agreements are automatically discontinued when an NEO reaches age 65; and (3) the tax gross up is limited to only two of the NEOs.

U.S. Securities and Exchange Commission
October 15, 2007

        Before the Company entered into the change in control agreements, the Company engaged a compensation consultant to provide information and advice as to what were competitive payment, benefits, terms and conditions of change in control agreements. The Company then used this information to structure payment and benefit levels that were competitive in the marketplace, along with appropriate triggers.

        The Committee periodically reviews the payment and benefit levels in the change in control agreements and the triggers to ensure that they remain competitive and appropriate.

        In future filings, the Company will more clearly describe how it determined the payment and benefit levels for the change in control agreements, including a brief discussion of why it elected to pay certain multiples of the components of compensation as change-in-control payments, similar to the discussion above.

Termination of Employment, page 56

        13.    Please define “cause” as used in the agreements described in this section.

Response:

        The term “cause” is only found in the Company’s change in control agreements. In these agreements, “cause” means any of the following:

1.	intentional conduct by the executive officer that is not taken in good faith, which causes demonstrable and serious financial injury to the Company, as evidenced by a determination in a binding and final judgment in effect after exhaustion of all rights of appeal;

2.	the executive officer being convicted of a felony (as evidenced by binding and final judgment in effect after exhaustion of all rights of appeal), which substantially impairs the officer’s ability to perform his duties or responsibilities; or

3.	the executive officer’s continuing willful and unreasonable refusal to perform the officer’s duties or responsibilities (unless significantly changed without the officer’s consent).

        Under the change in control agreements, the definition of “cause” is relevant if the executive officer’s employment is terminated after a change in control event has occurred. If a change in control event has occurred and, during the term of the contract, the executive officer’s employment is terminated by the Company for reasons other than “cause,” then the executive officer receives the full change in control benefits. On the other hand, if a change in control event has occurred and the named executive officer’s employment is involuntarily terminated for “cause,” then the executive officer is only entitled to received benefits that have already accrued and vested, but the executive officer is not entitled to receive the change in control benefits.

U.S. Securities and Exchange Commission
October 15, 2007

        In future filings, the Company will include the definition of “cause” in the “Termination of Employment” section of the Proxy Statement.

*  *  *

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5668.

Very truly yours, /s/ Russell E. Ryba Russell E. Ryba

[Integrys Energy Group Letterhead Intentionally Omitted]

October 15, 2007

VIA EDGAR SYSTEM AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Integrys Energy Group, Inc. Definitive 14A Filed April 5, 2007 File No. 1-11337

Ladies and Gentlemen:

        Integrys Energy Group, Inc. (the “Company”), a Wisconsin corporation (File No. 1-11337), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated August 21, 2007, commenting on the above-referenced definitive proxy statement (the “Proxy Statement”), hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

2.	Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and

3.	the Company may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours
INTEGRYS ENERGY GROUP, INC.
By: /s/ Barth J. Wolf
Barth J. Wolf
Secretary